Contact

www.linkedin.com/in/ashley-bratcher-824ab41a8 (LinkedIn)

Top Skills

Acting
CEOs
Film

Ashley Bratcher

CEO Simple Jane Films
Atlanta, Georgia, United States

Summary

CEO of Simple Jane Films, award winning actress, producer, and star of the box office hit, Unplanned. With a decade of on set experience, Ashley has served in multiple departments and studied under highly regarded actors, producers, and directors. The success of Unplanned has earned her international acclaim. In addition to her entrepreneurial endeavors, Ashley is a philanthropist. In 2019, with the help of Heartbeat International, Ashley founded the Unplanned Movie Scholarship to serve mothers seeking to further their educations.

Experience

Frankie's Story, LLC.
Managing Member
March 2020 - Present (3 years 7 months)
Atlanta, Georgia, United States

Simple Jane Films
Chief Executive Officer
January 2020 - Present (3 years 9 months)

Sol Talent
Actor
February 2013 - Present (10 years 8 months)
Atlanta, Georgia, United States

Education

Campbell University
Bachelor's degree · (2005 - 2008)

University of Notre Dame
Honorary Alumni